

Mail Stop 3561

February 13, 2017

Mr. Kevin A. Nowlan
Chief Financial Officer
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

> **Re: Meritor, Inc.**
> **Form 10-K for the Year Ended October 2, 2016**
> **Filed December 1, 2016**
> **File No. 001-15983**

Dear Mr. Nowlan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended October 2, 2016

Non-GAAP Financial Measures, page 35

1. We refer to your presentation of the non-GAAP measure adjusted income from continuing operations attributable to the company. Please disclose the reason(s) why management believes the measure provides useful information to investors, and to the extent material, the additional purposes, if any, for which management uses the non-GAAP measure pursuant to Item 10(e)(1)(i)(c)-(d) of Regulation S-K. The disclosures should be specific to each non-GAAP measure. We note your disclosures with respect to Adjusted EBITDA; however; the relevant disclosures for adjusted income from continuing operations attributed to the company appear to have been omitted.

2. We refer to your tables on page 42 and 46. We note your presentation of total segment EBITDA and segment EBITDA margins. Please note the presentation of total segment profit or loss measures in any context other than the ASC 280 required reconciliation in the footnote is considered a presentation of a non-GAAP financial measure. In this

regard, please remove or revise your presentation of the non-GAAP measure to comply with the requirements of Item 10(e) of Regulation S-K. You may refer to Question 104.04 of the C&DIs on Non-GAAP Financial Measures which can be found on the SEC website for further guidance.

3. We note your definition of Segment EBITDA on page 41, which includes adjustments outside of interest, taxes, depreciation and amortization and appears similar to your calculation of Adjusted EBITDA. Please be advised that measures calculated differently than earnings before interest, taxes, depreciation and amortization should not be characterized as EBITDA. In this regard, please retitle your non-GAAP segment measure. You may refer to Question 103.01 of the C&DIs on Non-GAAP Financial Measures which can be found on the SEC website for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure